QuickLinks -- Click here to rapidly navigate through this document

Securities and Exchange Commission
Washington, DC 20549

AMENDMENT NO. 3
TO
SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
and Information Pursuant to Section 14(f) of the
Securities Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company)

DIGITAL ISLAND, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25385N 10 1
(CUSIP Number of Class of Securities)

Ruann F. Ernst
Chief Executive Officer and President
Digital Island, Inc.
45 Fremont Street, 12th Floor
San Francisco, California 94105
Telephone: (415) 738-4100
Facsimile: (415) 738-4141

with copies to:
Curtis L. Mo, Esq.
Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, California 94303
Telephone: (650) 424-0160
Facsimile: (650) 496-2885

and

Eric Simonson, Esq.
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, New York, 10019
Telephone: (212) 581-1600
Facsimile: (212) 586-7878

(Names, Addresses and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 21, 2001 and amended on May 31, 2001 and June 6, 2001 (the "Schedule 14D-9"), by Digital Island, Inc., a Delaware corporation ("Digital Island"), relating to the tender offer (the "Offer") commenced by Dali Acquisition Corp., a Delaware corporation ("Dali") and an indirect wholly-owned subsidiary of Cable and Wireless plc, a public limited company organized and existing under the laws of England ("Cable and Wireless"), to purchase all of the outstanding shares of our common stock, $0.001 par value (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2001, as amended on May 22, 2001, May 31, 2001 and June 6, 2001 (the "Offer to Purchase), and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated May 21, 2001, each as amended and filed with the Securities and Exchange Commission. Any capitalized term not defined herein has the meaning ascribed to such term in the Schedule 14D-9 or in the Offer to Purchase.

Item 8. Additional Information

    Item 8 of the Schedule 14D-9 is amended and supplemented by the addition of the following:

    The initial offering period expired by its terms at 12:00 midnight, New York City time, on Monday, June 18, 2001. Following the expiration of the initial offering period, Cable and Wireless accepted for payment all Shares validly tendered pursuant to the Offer. Cable and Wireless was informed by the Depositary that approximately 65,806,609 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, including 7,924,361 Shares tendered by notice of guaranteed delivery. This represented approximately 80% of the issued and outstanding Shares as of May 10, 2001.

    On June 19, 2001, Cable and Wireless issued a press release announcing the results of the initial offering period and announcing that a subsequent offering period for the Offer would commence immediately and expire at 12:00 midnight, New York City time, on Tuesday, July 17, 2001. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same $3.40 per Share paid during the initial offering period will be paid during the subsequent offering period. Shares tendered during the initial offering period and during the subsequent offering period may not be withdrawn. The full text of the press release issued by Cable and Wireless is attached hereto as Exhibit 8.2 and is incorporated herein by reference.

    Pursuant to Article II of the Agreement and Plan of Merger, dated May 14, 2001, by and among Cable and Wireless, Dali and Digital Island, effective upon the acceptance of the Shares for payment pursuant to the Offer, Cable and Wireless will be entitled to designate certain persons on our board of directors (the "Designees"). As a result, certain current members of our board of directors will resign, and in accordance with our bylaws, the Designees will be appointed by the remaining directors to fill the vacancies on our board of directors.

Item 9. Exhibits.

    Item 9 of Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description
8.2	Joint press release, issued on June 19, 2001, by Cable and Wireless plc and Digital Island, Inc.

Signature

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2001
DIGITAL ISLAND, INC.
By:
/s/ RUANN F. ERNST Ruann F. Ernst Chief Executive Officer, President and Director

QuickLinks

Item 8. Additional Information
Item 9. Exhibits.
Signature